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                                                    VAN KAMPEN
                                                    FUNDS INC.

NEWS RELEASE                            1 Parkview Plaza - P.O. Box 5555
                                        Oakbrook Terrace, Illinois 60181-5555
                                        www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

                   VAN KAMPEN INVESTMENT GRADE MUNICIPAL TRUST
                                       AND
                           VAN KAMPEN MUNICIPAL TRUST
                       ANNOUNCE APPROVAL OF REORGANIZATION

         CHICAGO (August 12, 2005) -- Van Kampen Asset Management announced today that the shareholders of Van Kampen Investment Grade Municipal Trust (NYSE/CHX: VIG) approved the reorganization of VIG into Van Kampen Municipal Trust (NYSE/CHX: VKQ) at a special meeting of shareholders held on August 12, 2005. In the reorganization, shareholders of VIG will receive newly issued shares of VKQ. The transaction is currently expected to close on or about August 26, 2005, subject to the satisfaction of certain conditions.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $103 billion in assets under management or supervision, as of July 31, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE: MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.